UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information

1.    Reason fund is applying to deregister:

      [ ]  Merger

      [X]  Liquidation

      [ ]  Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]  Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Group Variable Annuity Account, a separate account of
                     Minnesota Life Insurance Company

3.    Securities and Exchange Commission File No.:  811-8538

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

      [X]  Initial Application      [ ]  Amendment

5.    Address of Principal Executive Office (include No. and
      Street, City, State, Zip Code):

      400 Robert Street North
      St. Paul, Minnesota  55101-2098

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Michael P. Boyle, Esq.
      400 Robert Street North
      St. Paul, Minnesota  55101
      (651) 665-3708

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

      Minnesota Life Insurance Company
      400 Robert Street North
      St. Paul, Minnesota  55101
      (651) 665-3500

8.    Classification of fund (check only one):

      [ ]  Management company;

      [X]  Unit investment trust; or

      [ ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company
      (check only one):

      [ ]  Open-end            [ ]  Closed-end

10.   State law under which the fund was organized or formed:

      Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      N/A

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Ascend Financial Services, Inc.
      400 Robert Street North
      St. Paul, Minnesota  55101-2098

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)  Depositor's name(s) and address(es):
               Minnesota Life Insurance Company
               400 Robert Street North
               St. Paul, MN 55101

      (b)  Trustee's name(s) and address(es):  N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ]  Yes                  [X]  No

      If Yes, for each UIT state:

              Name(s):
              File No.:  811-____

              Business Address:

15.   (a)  Did the fund obtain approval from the board of
           directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X]  Yes             [ ]  No

           If Yes, state the date on which the board vote took place:

           October 16, 2000

           If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [ ]  Yes             [X]  No

           If Yes, state the date on which the shareholder vote took place:



           If No, explain:    The last group variable annuity contract holder
                              with contract interests in this separate account redeemed its contract on November 30, 2000. All remaining assets were distributed by means of a complete withdrawal of separate account assets at that time.

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]  Yes                   [ ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions:

           December 1, 2000

      (b) Were the distributions made on the basis of net assets?

           [X]  Yes              [ ]  No

      (c) Were the distributions made pro rata based on share ownership?

           [ ]  Yes              [X]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

           Last contract holder took a complete withdrawal. See also response to Item 15.b.

      (e)  Liquidations only:
           Were any distributions to shareholders made in kind?

           [ ]  Yes              [X]  No

           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:  N/A
      Has the fund issued senior securities?

      [ ]  Yes                   [ ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

      [X]  Yes                   [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]  Yes                   [X]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
      (See question 18 above)

      [ ]  Yes                   [X]  No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)  Why has the fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [ ]  Yes              [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]  Yes                   [x]  No

      If Yes,
      (a) Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For
      Deregistration

22.   (a)  List the expenses incurred in connection with the
           Merger or Liquidation:

           (i)    Legal expenses:

                  $1,500.00

           (ii)   Accounting expenses:

                  -0-

           (iii)  Other expenses (list and identify separately):

                  $1,125.00	Information Systems work

           (iv)   Total expenses (sum of lines (i)-(iii) above):

                  $2,625.00

      (b)  How were those expenses allocated?

           All expenses were allocated to and borne by Minnesota Life Insurance Company.

      (c)  Who paid those expenses?

           Minnesota Life Insurance Company

      (d) How did the fund pay for unamortized expenses (if any)?

           Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]  Yes                   [X]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

      [ ]  Yes                   [X]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]  Yes                   [x]  No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)  State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                          VERIFICATION

      The undersigned states that (i) he has executed this Form

N-8F application for an order under section 8(f) of the

Investment Company Act of 1940 on behalf of Group Variable Annuity Account,
(ii) he is the President and CEO of Minnesota Life Insurance Company, the Depositor of the Group Variable Annuity Account, and (iii) all actions by the Minnesota Life Insurance Company Board of Directors necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                     /s/ Robert L. Senkler
                                     ___________________________
                                     Robert L. Senkler
                                     President and Chief Executive Officer
                                     Minnesota Life Insurance Company